1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 12, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,666

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,666 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares MSCI USA ESG Optimized ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of U.S. companies that have positive environmental, social and governance characteristics as identified by the index provider while exhibiting risk and return characteristics similar to those of the parent index.

The Fund seeks to track the investment results of the MSCI USA ESG Focus Index (the “Underlying Index”), which has been developed by MSCI Inc. (the “Index Provider” or “MSCI”). The Underlying Index is an optimized equity index designed to reflect the equity performance of U.S. companies that have positive environmental, social and governance (“ESG”) characteristics (as determined by the Index Provider), while exhibiting risk and return characteristics similar to those of the MSCI USA Index (the “Parent Index”). The Index Provider begins with the Parent Index, excludes securities of companies involved in the business of tobacco and controversial weapons companies, as well as securities of companies involved in very severe business controversies (as determined by the Index Provider), and then follows a quantitative process that is designed to determine optimal weights for securities to maximize exposure to securities of companies with higher ESG ratings, subject to maintaining risk and return characteristics similar to the Parent Index.

For each industry, the Index Provider identifies key ESG issues that can lead to unexpected costs for companies in the medium- to long-term. The Index Provider then calculates the size of each company’s exposure to each key issue based on the company’s business segment and geographic risk and analyzes the extent to which companies have developed robust strategies and programs to manage ESG risks and opportunities. Using a sector-specific key issue weighting model, companies are rated and ranked in comparison to their industry peers. The Underlying Index may include large- or mid-capitalization companies. Components of the Underlying Index primarily include financials, healthcare and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,593 filed pursuant to Rule 485(a)(2) on March 28, 2016, relating to the iShares MSCI EAFE ESG Select ETF (formerly known as iShares MSCI EAFE ESG ETF), which became effective on June 13, 2016.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,593, filed pursuant to Rule 485(a)(2) on March 28, 2016.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Householding” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Investment Restrictions,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – Shares,” “Financial Statements,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Katherine Drury

Michael Gung

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).